Exhibit 99.1

IMMEDIATE RELEASE

Richmont Mines Announces Details For Fourth Quarter And Annual Financial Results Conference Call And Webcast

TORONTO, Ontario, Canada, February 4, 2016 - Richmont Mines Inc. (TSX - NYSE MKT: RIC) (“Richmont” or the “Corporation”), announced that it will release the Corporations’ fourth quarter and annual financial results for the period ended December 31, 2015 before the market open on Monday, February 22, 2016. The financial statements will be available on the Corporation’s website at www.richmont-mines.com or www.sedar.com.

Webcast and Conference Call
A webcast and conference call will be held on Monday, February 22, 2016 starting at 8:30 a.m. Eastern Time. Senior management will be on the call to discuss the results.

Conference Call Access

•	International & Toronto:	1-416-764-8688
•	Canada & U.S. Toll Free:	1-888-390-0546

Please ask to be placed into the Richmont Mines 2015 Fourth Quarter and Annual Results Conference Call.

Conference Call Live Webcast
The conference call will be broadcast live on the Internet via webcast. To access the webcast, please follow this link: http://event.on24.com/r.htm?e=1129773&s=1&k=2F28C56467968F94254C8DD04B6CD2D1

Archive Call Access
If you are unable to attend the conference call, a replay will be available until 11:59 p.m. Eastern Time, February 29, 2016 by dialing the appropriate number below:

•	International & Toronto:	1-416-764-8677	Passcode: 628767#
•	Canada & U.S. Toll Free:	1-888-390-0541	Passcode: 628767#

Archive Webcast
The webcast will be archived for 90 days. To access the archived webcast, visit the Corporation’s website at www.richmont-mines.com or follow this link:
 http://event.on24.com/r.htm?e=1129773&s=1&k=2F28C56467968F94254C8DD04B6CD2D1

About Richmont Mines Inc.
Richmont Mines has produced over 1.5 million ounces of gold from its operations in Quebec, Ontario and Newfoundland since beginning production. The Corporation currently produces gold from the Island Gold Mine in Ontario, and the Beaufor Mine in Quebec. The Corporation is also advancing development of the significant high-grade resource extension at depth of the Island Gold Mine in Ontario. With 25 years of experience in gold production, exploration and development, and prudent financial management, the Corporation is well-positioned to cost-effectively build its Canadian reserve base and to successfully enter its next phase of growth. Richmont routinely posts news and other important information on its website (www.richmont-mines.com).

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Forward-Looking Statements
This news release contains forward-looking statements that include risks and uncertainties. When used in this news release, the words "estimate", "project", "anticipate", "expect", "intend", "believe", "hope", "may" and similar expressions, as well as "will", "shall" and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on current expectations and apply only as of the date on which they were made. Except as may be required by law, the Corporation undertakes no obligation and disclaims any responsibility to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenue and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be set out in Richmont Mines’ Annual Information Form, Annual Reports and periodic reports. The forward-looking information contained herein is made as of the date of this news release.

For more information, please contact:

Renaud Adams	Anne Day
President and CEO	Vice-President, Investor Relations
Phone: 416 368-0291 ext. 101	Phone: 416 368-0291 ext. 105

Richmont Mines Inc.
Ticker symbol: RIC
Listings: TSX – NYSE MKT
Web Site: www.richmont-mines.com
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